Exhibit 4.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

THE PBSJ CORPORATION

Pursuant to Sections 607.1003 and 607.1007 of the Florida Business Corporation Act, THE PBSJ CORPORATION (the “Corporation”) hereby adopts the following Amended and Restated Articles of Incorporation:

ARTICLE I.

NAME AND ADDRESS

The name of the proposed corporation is The PBSJ Corporation. The Corporation’s principal office and mailing address is 5300 W. Cypress St., Ste 200, Tampa, Florida 33607.

ARTICLE II.

NATURE OF BUSINESS

The corporation may engage in any activity or business permitted under the laws of the United States and of the State of Florida.

ARTICLE III.

CAPITAL STOCK

3.1	Authorized Stock

The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is thirty million (30,000,000) shares, consisting of:

(a) Twenty million (20,000,000) shares of Common Stock, par value $.0067 per share (the “Common Stock”), which shall be divided into fifteen million (15,000,000) shares of Class A Common Stock (“Class A Common Stock”) and five million (5,000,000) shares of Class B Common Stock; all outstanding shares of Common Stock as of the date hereof shall be Class A Common Stock; and

(b) Ten million (10,000,000) shares of Preferred Stock, par value $0.001 per share (the “Preferred Stock”).

3.2	Voting of Common Stock

(a) Each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, including the election of directors. Directors shall be elected by a vote of the majority votes cast with respect to shares present at a meeting at which a quorum is present. In the event an incumbent director does not receive the requisite number of votes, his or her term shall expire on the earlier of (1) 90 days from the date on which the voting results are determined or (2) the date on which an individual is selected by the board to fill the office held by such director, which selection would be deemed to constitute the filling of the vacancy by the board.

(b) The Class B Voting Stock shall be non-voting.

3.3	Preferred Stock

Any Preferred Stock not previously designated as to series may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors), and such resolution or resolutions shall also set forth the voting powers, full or limited or none, of each such series of Preferred Stock and shall fix the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions of each such series of Preferred Stock. The Board of Directors is authorized to alter the designation, rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of Preferred Stock, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series. Each share of Preferred Stock issued by the Corporation, if reacquired by the Corporation (whether by redemption, repurchase, conversion to Common Stock or other means), shall upon such reacquisition resume the status of authorized and unissued shares of Preferred Stock, undesignated as to series and available for designation and issuance by the Corporation in accordance with the immediately preceding paragraph.

3.4	Issuance and Dividends

The Directors may authorize the issuance of the whole or of any part of the shares of common stock as partly paid, subject to calls thereon until the whole consideration therefor shall have been paid. Dividends may be declared and paid upon the basis of the amount actually paid on such partly paid shares. Certificates issued to represent such partly paid shares of common stock shall show the amount unpaid thereon; the holder thereof shall not be subject to any liability to the corporation except for the payment of the amount (when due) as shown by such Certificates to be unpaid. Such Certificates shall, by notation thereon, incorporate by reference the terms and conditions of the subscription contract; such contract may provide for conditions, limitations and restrictions respecting the ownership, sale and transfer of such Certificates; terms and conditions respecting the right of redemption of such Certificates of the corporation; and, such other conditions, limitations and restrictions as the Directors may require with respect to such Certificates. Shares of common stock which are now or which may hereafter become treasury stock shall be subject to the provisions hereof.

3.5	No Preemptive Rights

The shareholders shall have no preemptive right to acquire unissued common shares or treasury shares of the corporation.

ARTICLE IV.

INITIAL CAPITAL

The amount of capital with which this corporation began business was not be less than Five Hundred ($500.00) Dollars.

ARTICLE V.

TERM OF EXISTENCE

This corporation is to exist perpetually.

ARTICLE VI.

ADDRESS AND REGISTERED AGENT

The street address of the Corporation and its registered office and the name of the registered agent at such office are:

Becky S. Schaffer

5300 W. Cypress St., Ste 200

Tampa, Florida 33607

ARTICLE VII.

NUMBER OF DIRECTORS

The Board of Directors shall consist of such number of members as may be fixed from time to time by the Board of Directors in accordance with the By-Laws of the Corporation.

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